Digi International
11001 Bren Road East
Minnetonka, MN 55343
Phone: 952-912-3444
Fax: 952-912-4998

February 27, 2012

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	Mr. Patrick Gilmore Accounting Branch Chief
Re:	Digi International Inc. Form 10-K for the Fiscal Year Ended September 30, 2011 Filed November 29, 2011 File No. 001-34033

Ladies and Gentlemen:

Digi International Inc. (collectively with all of its subsidiaries included in its consolidated financial statements, “we”, “our”, “us”, or the “Company”), is responding to the letter dated January 31, 2012, of Patrick Gilmore of the Division of Corporation Finance to Joseph T. Dunsmore, Chairman, President, Chief Executive Officer and Director of the Company, with respect to comments on the above-referenced filing. For ease of reference, this letter is formatted to include the staff’s comments, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Gross Profit, page 35

1.	We note from your consolidated statement of cash flows for the year ended September 30, 2011 that you recorded a $2 million expense due to inventory obsolescence. Given that this expense was significant and was more than double the inventory obsolescence expense recorded in prior years, please tell us how you considered discussing the reasons for the increase and its impact on your results of operations. Further, tell us how you considered disclosing whether this is a trend that is reasonably likely to have a material impact on future results. See Section III.B.3 of Release No. 33-8350 for additional guidance.

Securities and Exchange Commission

February 27, 2012

Response:

As reported on page 39 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the “Form 10-K”), we experienced an increase in inventory obsolescence as a result of revaluing our inventory to a lower of cost or market basis. Inventory obsolescence expense increased due to charges resulting from a decrease in the valuation of specific mature product lines and purchases originally targeted for specific customer sales opportunities that are no longer expected to be realized. Obsolescence expense also increased as a result of the restructuring of our manufacturing operations, including the elimination of the manufacturing function in our Breisach, Germany and United Kingdom facilities. We completed the restructuring in the first fiscal quarter of 2012. Inventory obsolescence expense decreased gross margin by approximately 1.0% in fiscal 2011 as compared to 0.5% in fiscal 2010. We believe that our Form 10-K accurately disclosed the material reasons for the change in our gross profit in fiscal 2011 as compared to the previous fiscal year, although we recognize that more granularity in our disclosures may be appropriate. We enhanced our Gross Margin disclosure in the first fiscal quarter of 2012 to acknowledge the increase in inventory obsolescence compared to the same quarter in the prior fiscal year, but indicated that we do not expect this is a trend that will continue in future periods. We will continue to disclose the impact of obsolescence if material in future periodic filings.

Liquidity and Capital Resources, page 39

“We depend on manufacturing relationships and on limited-source suppliers ... ,” page 18

2.	We note your disclosure on page 69 that as of September 30, 2011, total accumulated undistributed foreign earnings that are considered to be indefinitely invested outside the U.S. were approximately $12 million. Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response:

The amount of cash and cash equivalents held outside the U.S. as of September 30, 2011 is $23.2 million, or 21.5% of our consolidated cash and cash equivalents and marketable securities balances. We have disclosed in Note 10 to our consolidated financial statements that we have approximately $11.9 million of accumulated undistributed earnings of controlled foreign subsidiaries that are considered to be reinvested indefinitely. Because approximately 78% of our cash, cash equivalents and marketable securities balance is held in the U.S. and is available to fund our business operations, we do not expect that we will need to access the cash balances held in foreign locations. In addition, we stated on page 40 of the Form 10-K that we believe our cash, cash equivalents and marketable securities balances, our cash generated from operations and our ability to secure debt and/or equity financing will be sufficient to fund our business operations and capital expenditures. Finally, if we were to repatriate foreign earnings, we anticipate that the tax impact would not be significant as the tax rates in our foreign jurisdictions are not substantially different than the corresponding U.S. tax rates. Our principal foreign jurisdiction is Germany which currently has a rate of 30.7%.

In our future periodic reports, we intend to disclose the amount of cash and cash equivalents held by our foreign subsidiaries and the characteristics of the potential tax implications associated with repatriation in a manner similar to the below format:

Securities and Exchange Commission

February 27, 2012

“At [date], our total cash and cash equivalents and marketable securities balance was $            . This balance includes approximately $             of cash and cash equivalents held by our controlled foreign subsidiaries, of which $             represents accumulated undistributed foreign earnings. Although we have no current need to do so, if we change our unremitted assertion to repatriate undistributed foreign earnings for cash requirements in the United States, we would have to accrue and pay applicable taxes. Since the amount of any taxes and the application of any tax credits would be determined based on the income tax laws at the time of such repatriation, it is not practicable to determine the unrecognized deferred tax liability; however, based on current tax laws and structures, we do not believe this would have a material impact on our current consolidated financial position and cash flows.”

Item 8 – Financial Statements and Supplementary Data

Note 10 - Income Taxes, page 66

3.	We note your disclosure on page 69 indicating that you have approximately $12 million in undistributed foreign earnings. Please tell us how you considered disclosing the amount of the unrecognized deferred tax liability on the permanently reinvested earnings if determination of that liability is practicable or a statement that determination is not practicable. Refer to ASC 740-30-50-2c.

Response:

Because we believe these foreign earnings are reinvested indefinitely, we do not calculate the unrecognized deferred tax liability on those foreign earnings. In addition, the complexity of the U.S. tax law concerning the deferral of income tax on earnings by controlled foreign subsidiaries and the complexity of the U.S. foreign tax credit, including intercompany transactions and carryover provisions make it impracticable to determine the amount of any additional U.S. tax liability at this time with accuracy. In our future periodic reports, we intend to include a statement similar to the suggested disclosure provided in our response to Question 2 stating that although determination of the unrecognized deferred tax liability is not practicable we do not believe it would have a material impact on our current consolidated financial position and cash flows.

Note 16 - Contingencies

Patent Infringement Lawsuits, page 74

4.	The disclosure on page 74 indicates that you reached a settlement agreement with MOSAID Technologies Incorporated (MOSAID). We note that your settlement involves a royalty-bearing license agreement for future sales. Please tell us whether there are any other monetary components to the settlement agreement. Additionally, please reconcile the disclosure on page 74 which indicates that you do not expect this license agreement to have a material impact on your financial statements with the disclosure on page 41 which states that you are unable to reliably estimate the amount of cash payments that you will make under this agreement.

Response:

As disclosed on page 74 of the Form 10-K, MOSAID Technologies Incorporated filed a complaint against us in March 2011. The settlement agreement that we reached with MOSAID in September 2011 granted us a license to use certain products identified in the complaint for a royalty period beginning July 1, 2011 and expiring on January 16, 2021. We must pay a $0.30 per-unit royalty for each licensed product sold anywhere in the world during the

Securities and Exchange Commission

February 27, 2012

royalty period. We estimate that the total royalties for fiscal 2012 will be approximately $5,000, and that the royalties pertaining to sales of the alleged infringing products in previous years is approximately $6,000. There are no other monetary components to the settlement agreement.

The disclosure on page 74 is based on data prepared in connection with evaluating the settlement agreement. The data extrapolated the expected revenue and resulting royalty due from the products included in the settlement agreement over the term of the settlement agreement. This analysis was prepared solely to inform management in the settlement decision-making process but also supported our statement that we do not expect the license agreement to have a material impact on our consolidated financial statements. We recognize that customer buying patterns, technology changes, product obsolescence and other assumptions and factors may alter our projections for any year within the ten-year period or for the entire royalty period of the settlement agreement. In turn, this could impact our estimated cash payments under the settlement agreement. As such, we are unable to reliably estimate the amount of cash payments that we will make for the entire royalty period of the settlement agreement, based on our initial estimates for fiscal 2012 and previous years, as disclosed on page 41.

* * * * *

Securities and Exchange Commission

February 27, 2012

In responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 952-912-3444 if the Commission staff has any questions or concerns regarding this response.

By:	/s/ Steven E. Snyder
Steven E. Snyder Senior Vice President, Chief Financial Officer and Treasurer

cc:	Jaime John, Staff Accountant, Securities and Exchange Commission

Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission

Digi International Inc. Audit Committee

Joseph T. Dunsmore, Chairman, President, Chief Executive Officer and Director

David H. Sampsell, Vice President, General Counsel and Corporate Secretary

Jay Hare, PricewaterhouseCoopers LLP